ARYA Sciences Acquisition Corp II

51 Astor Place, 10th Floor

New York, NY 10003

September 17, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Rolf Sundwall, Lynn Dicker, Jeffrey Gabor and Christopher Edwards

Re:	ARYA Sciences Acquisition Corp II
Registration Statement on Form S-4
Filed August 7, 2020
File No. 333-242135

Dear Messrs. Sundwall, Gabor and Edwards and Ms. Dicker:

This letter sets forth responses of ARYA Sciences Acquisition Corp II (“ARYA”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated September 3, 2020, with respect to the above referenced Registration Statement on Form S-4 (File No. 333-242135) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 1 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended.

Registration Statement on Form S-4 filed August 7, 2020

Cover Page

1.	Staff’s Comment: Please disclose the expected ownership percentages of ARYA and Cerevel shareholders.

Response: ARYA acknowledges the Staff’s comment and has revised the cover page to disclose the expected ownership percentages of the ARYA and Cerevel shareholders.

2.

Staff’s Comment: We note that you will be issuing 78,000,000 shares of common stock to the equity holders of Cerevel in connection with the Business Combination. Please revise the cover page to provide the approximate value of the merger consideration. Please also disclose that the market value of the shares to be issued could vary significantly from the market value as of the date of the proxy statement/prospectus.

Response: ARYA acknowledges the Staff’s comment and has revised the cover page to provide the approximate value of the merger consideration and disclose that the market value of the shares could vary significantly.

Questions and Answers for Shareholders of ARYA Q: What vote is required to approve each proposal at the extraordinary general meeting, page xxiv

3.

Staff’s Comment: With reference to the Transaction Support Agreement discussed on page 15, please revise to indicate: (i) the total number of shares that are subject to Transaction Support Agreement and (ii) the number of shares that are not subject to Transaction Support Agreement, including the number of shares that must be voted in favor of each proposal in order to earn approval.

Response: ARYA acknowledges the Staff’s comment and has revised its disclosure on page xxv to indicate (i) the total number of shares that are subject to Transaction Support Agreement and (ii) the number of shares that are not subject to the Transaction Support Agreement, including the number of shares that must be voted in favor of each proposal in order to earn approval

Summary of the Proxy Statement/Prospectus, page 1

4.	Staff’s Comment: We note your use of “rationally designed” on page 2 and throughout the prospectus. Please revise your disclosure to explain what you mean by “rationally designed.”

Response: ARYA acknowledges the Staff’s comment and has revised its disclosure on pages 1 and 199 to explain the term “rationally designed.”

5.

Staff’s Comment: We note your use of “potential for efficacy tolerance” on page 2 and throughout the registration statement. Please revise your disclosure to explain what you mean by “potential for efficacy tolerance.”

Response: ARYA acknowledges the Staff’s comment and advises the Staff that efficacy tolerance refers to the phenomenon by which the repeated use of a therapeutic could result in build-up of tolerance and loss of efficacy. ARYA has revised its disclosure on pages 2 and 202 to explain this concept.

Business interruptions resulting from the COVID-19 outbreak or similar public health crises..., page 41

6.	Staff’s Comment: Please expand this risk factor to specifically describe the impact of the COVID-19 pandemic on your Parkinson’s trials.

Response: ARYA acknowledges the Staff’s comment and has revised its disclosure on pages 41-42 to expand Cerevel’s disclosure in describing the impact of the COVID-19 pandemic on its Parkinson’s trials.

Redemption Rights, page 82

7.

Staff’s Comment: Please revise the disclosure here and on page xix, as applicable, to clarify whether shareholders may demand redemption at any time or whether this right is only in connection with the proposed Business Combination.

Response: ARYA acknowledges the Staff’s comment and has revised the disclosures on pages xix-xx and pages 82-84 to clarify that this right is in connection with the proposed Business Combination.

Voting Your Shares, page 82

8.	Staff’s Comment: Please include a form of proxy card marked as “preliminary” in your next amendment.

Response: ARYA acknowledges the Staff’s comment and has included a form of proxy card marked as “preliminary” in our concurrently filed Amendment No. 1.

Background to the Business Combination, page 102

9.

Staff’s Comment: To the extent material, please identify the individuals who participated in the meetings and discussions described in this section. For instance please identify the representative of ARYA and Cerevel that participated in the discussions referenced in the third paragraph on page 103 and the ARYA board member, and the representative of Cerevel and the Bain Investor with whom Mr. Stone held discussions on June 11, 2020.

Response: ARYA acknowledges the Staff’s comment and has revised the Background to the Business Combination section to identify the individuals who participated in the meetings and discussions described in this section, to the extent material.

10.

Staff’s Comment: With reference to the third paragraph on page 103, please describe the analysis and evaluation that was conducted on the twenty companies between June 9, 2020 and June 11, 2020 and describe in more detail how the twenty companies were identified and how representatives of ARYA were already familiar with the potential target based on experience unrelated to ARYA.

Response: ARYA acknowledges the Staff’s comments and has revised the disclosure on pages 103-104 to describe how the twenty companies were identified, the analysis and evaluation that was conducted on the twenty companies and the network of investment bankers, private equity firms and hedge funds, consulting firms, legal and accounting firms and other business relationships, through which ARYA’s representatives became familiar with the potential targets.

11.	Staff’s Comment: With reference to your disclosure on page 103, please discuss why you did not pursue transactions with the 20 potential business combination targets that you reviewed.

Response: ARYA acknowledges the Staff’s comments and has revised the disclosure on pages 103-104 to discuss why ARYA did not pursue transactions with the 20 potential business combination targets that ARYA reviewed.

12.

Staff’s Comment: Please revise page 103 concerning the “three potential business combination targets” to disclose the extent of the negotiations with the two business combination targets that you ultimately did not pursue. To the extent that any preliminary proposals were submitted, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution.

Response: ARYA acknowledges the Staff’s comment and has revised the disclosure on pages 103-104 concerning the “three potential business combination targets” to disclose the extent of the negotiations with the two business combination targets that ARYA ultimately did not pursue.

13.	Staff’s Comment: Please expand your disclosure to provide the basis for management’s belief that Cerevel provided the most attractive potential business combination.

Response: ARYA acknowledges the Staff’s comment and has revised the disclosure on page 104 to provide the basis for management’s belief that Cerevel provided the most attractive potential business combination.

14.

Staff’s Comment: Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

•	the material terms for any proposals and subsequent proposals and counter offers;

•	negotiation of the transaction documents and the parties involved; and

•	at what point other strategic alternatives were eliminated from consideration.

Response: ARYA acknowledges the Staff’s comment and has revised its disclosure throughout the Background to the Business Combination section to provide the requested information.

15.

Staff’s Comment: With reference to your disclosure on page 105 and elsewhere, please revise to explain in greater detail the due diligence and evaluation materials provided by Cerevel to your management.

Response: ARYA acknowledges the Staff’s comment and has revised the disclosure on page 107 to explain in greater detail the due diligence and evaluation materials provided by Cerevel to ARYA’s management.

Summary of ARYA Financial Analysis, page 110

16.	Staff’s Comment: Please specify the financial information of Cerevel that was reviewed in the comparable company analysis.

Response: ARYA acknowledges the Staff’s comments and has revised the disclosures beginning on page 115 to include the certain financial information of Cerevel that was considered in the comparable company analysis.

17.

Staff’s Comment: Given the current development status of the target’s operations, please revise to disclose why you selected six commercial stage companies for purposes of your financial analysis. Please also disclose whether any comparables were excluded from the analyses, and, if so, the reasons for making such exclusions.

Response: ARYA acknowledges the Staff’s comments and has revised the disclosures on page 116 under the Summary of ARYA Financial Analysis section to disclose why ARYA selected six commercial stage companies as part of the financial analysis. ARYA advises the Staff that no comparables were excluded from the analyses.

U.S. Federal Income Tax Considerations, page 150

18.

Staff’s Comment: We note your disclosure that “[a]ssuming the Domestication so qualifies, U.S. Holders of public shares or public warrants generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication....” Please file a tax opinion as an exhibit to the filing or provide us your analysis why the tax consequences are not material to an investor and therefore no tax opinion is required to be filed. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin 19.

Response: ARYA acknowledges the Staff’s comments and has filed a tax opinion as an exhibit to the filing.

Information About Cerevel, page 192

19.

Staff’s Comment: Please disclose the nature of your material intellectual property and the duration of any patents, trademarks, licenses, franchises and concessions held by the company or tell us why this disclosure is not required.

Response: ARYA acknowledges the Staff’s comment and has revised its disclosure beginning on page 259 to disclose the nature of Cerevel’s material intellectual property.

20.	Staff’s Comment: Please provide a description of the FDA approval process and the nature of regulatory oversight related to Cerevel’s product candidates.

Response: ARYA acknowledges the Staff’s comment and has revised its disclosure beginning on page 261 to describe the FDA approval process and similar regulations applicable to Cerevel’s product candidates.

Our Solution – CVL-231, page 201

21.

Staff’s Comment: We note your statement that CVL-231 could become the first choice in front-line treatment of newly diagnosed schizophrenia patients. This may suggest that your product candidate is effective, likely to be approved and favorable as compared to competitive products and product candidates. Given the status of development, it is premature for you to make such implications at this time. Accordingly, please revise to remove any disclosure in your registration statement regarding your therapeutics as being potentially a first choice in front-line treatment.

Response: ARYA acknowledges the Staff’s comment and has revised its disclosure on page 208 and throughout the Registration Statement to remove the suggestion that Cerevel’s product candidates are effective, likely to be approved and favorable as compared to competitive products and product candidates, and to further qualify that any use of Cerevel’s product candidates is subject to review and approval by the relevant regulatory authorities.

Cerevel’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the period from Inception to December 31, 2018, and the year ended December 31, 2019

Research and Development, page 263

22.

Staff’s Comment: Please revise your disclosure here and on page 266 to provide a breakout of your periodic research and development expenses for direct costs related to your clinical programs by major development program or product candidate.

Response: ARYA acknowledges the Staff’s comment and has revised its disclosure on pages 289 and 291 to provide a breakout of Cerevel’s periodic research and development expenses for direct costs related to its clinical programs by major development program or product candidate.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Adam Stone

Adam Stone

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Stuart M. Cable

Arthur R. McGivern

Jocelyn M. Arel

Daniel J. Espinoza

Goodwin Procter LLP